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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
XYBERNAUT CORPORATION

Full Name of Registrant
N/A

Former Name if Applicable
5175 Parkstone Drive, Suite 130

Address of Principal Executive Office (Street and Number)
Chantilly, Virginia 20151

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, Grant Thornton LLP advised Xybernaut Corporation (the “Company”) on April 14, 2005, that it resigned as the Company’s independent accounting firm because it could no longer rely on management’s representations.
The Company has also previously announced that investors and others should refrain from relying upon the Company’s historical financial statements, together with the related audit reports the Company received from Grant Thornton LLP, for the years ended December 31, 2002 and 2003, and interim quarterly reports for the quarters ended March 31, 2003, June 30, 2003, September 30, 2003, March 31, 2004, June 30, 2004 and September 30, 2004.
On April 19, 2005, the Company announced that its Audit Committee had concluded its own internal investigation and had reached the conclusion that there were, among others, violations of the Company’s disclosure and internal controls.
On July 13, 2005, the Company announced that Bruce C. Hayden resigned as the Company’s Senior Vice President and Chief Financial Officer effective July 8, 2005.
On July 26, 2005, the Company announced that it had filed a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Eastern District of Virginia on July 25, 2005.
On November 14, 2005, John F. Moynahan was hired as the Company’s Chief Financial Officer. On May 31, 2006, Mr. Moynahan was terminated as the Company’s Executive Vice President and Chief Financial Officer.
Pursuant to Rule 12b-2, the Company exited accelerated filer status for the year ended December 31, 2005. As of the end of the second quarter of 2005 (June 30, 2005), the Company’s aggregate worldwide market value of voting and non-voting common equity held by non-affiliates had fallen below $50 million.
Currently, the Company has not engaged a new accounting firm to perform auditing services. Any engagement of a new accounting firm will be subject to Bankruptcy Court approval. In the event the Company engages a new accounting firm, the Company believes that it would need to instruct such new accounting firm to perform the following tasks in order to be in a position to provide the financial statements required by Form 10-K and Form 10-Q: audits of the Company’s financial statements for the years ended December 31, 2002, 2003, 2004 and 2005 and reviews, in accordance with applicable accounting standards, of the interim periods for the quarters ended March 31, 2003, June 30, 2003, September 30, 2003, March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006 and June 30, 2006. Upon the conclusion of such audits and reviews, the Company may also be required to file amendments to previously filed Forms 10-K and Forms 10-Q for the periods mentioned in the immediately preceding sentence ending before October 1, 2004. At this time, the Company cannot provide assurance that it will engage a new accounting firm, and if so, when such filings will be made. Unless or until the Company is able to secure the services of such accountants, the Company will not be in a position to provide the financial statements required by Forms 10-Q and 10-K.
As a result of the foregoing, the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 could not be filed by the prescribed due date without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Perry L. Nolen	(703)	480-0480
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Company’s Annual Reports on Form 10-K for the years ended December 31, 2004 and December 31, 2005 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005, September 30, 2005 and March 31, 2006 have not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company believes that its results of operations for the quarter ended June 30, 2006 will change significantly from the results of operations for the quarter ended June 30, 2005. Prior to the completion of its financial statements for the quarter ended June 30, 2006 and pending the Company’s determination as to whether prior period adjustments need to be made to the financial statements for the quarter ended June 30, 2005, the Company is unable to estimate reasonably the anticipated change in results of operations from the quarter ended June 30, 2005.

The Company continues to face a severe liquidity crisis and possible insolvency.

Xybernaut Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2006	By	/s/ Perry L. Nolen

Perry L. Nolen Chief Executive Officer and President

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